FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82—Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

By:	/s/ Wang Yongjian
Name:	Wang Yongjian
Title:	Chairman of the Board

Dated: May 5, 2005

Exhibit Index

a.	Annual report of the Company for the year ended December 31, 2004 filed with The Stock Exchange of Hong Kong Limited on April 29, 2005 and disclosed on the website of The Stock Exchange of Hong Kong Limited on the same date.

COMPANY PROFILE

Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”), was incorporated as a joint stock limited company in accordance with the Company Law of the People’s Republic of China (the “PRC”) on 23 April 1997 pursuant to the reorganisation of Beijing Yanshan Petrochemical Corporation (the “Predecessor”), which has since been renamed SINOPEC Group Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”). The Predecessor was under the control of the former China National Petrochemical Corporation (“Sinopec”). On 27 July 1998, Sinopec was reorganised into China Petrochemical Corporation (“Sinopec Group”). On 25 February 2000, China Petroleum & Chemical Corporation (“New Sinopec”) was incorporated as a controlling subsidiary of the Sinopec Group and the state-owned shares in the Company representing 70% of the outstanding share capital of the Company held by the Predecessor were transferred to New Sinopec (“Parent Company” as set forth in this report refers to the Yanshan Company prior to 25 February 2000 and to New Sinopec thereafter). The Company’s foreign shares (accounting for 30% of the issued share capital) include H Shares (“H Shares) listed on the main board of The Stock Exchange of Hong Kong Limited (“SEHK”) and American Depositary Shares (“ADSs”) (one ADS represents fifty H Shares) listed on the New York Stock Exchange Inc. (“NYSE”).

The principal business of the Company is the production and sale of three principal petrochemical product groups, namely: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. The Company’s principal production facilities include a 710,000 ton ethylene production unit (annual rated capacity), a Low Density Polyethylene (“LDPE”) production unit, a polypropylene production unit, a High Density Polyethylene (“HDPE”) production unit, a phenol-acetone unit, a cispolybutadiene rubber production unit and a butyl rubber production unit. In 2004, the Company derived its revenue mostly from domestic sales in the PRC.

COMPANY PROFILE

The Company is a subsidiary of New Sinopec, which specialises in the production of petrochemicals. In 2004, the Company was one of the largest ethylene producers in the PRC, accounting for approximately 12.8% of total ethylene production in the country. The sales volume of the Company’s resins and plastics ranked first among all enterprises in the same industry in the PRC in 2004. The Company also ranked first or second in the PRC market share (in terms of sales) for LDPE, polypropylene, cis-polybutadiene rubber, phenol and acetone. Based on comparative production statistics compiled by the Sinopec Group, the Company is one of the most efficient petrochemical companies in the PRC in terms of material conversion and energy utilisation.

Since the Company’s global public offering and placing of shares (“Global Public Offering”) in June 1997, the Company has implemented effective strategies to reduce costs and enhance the profitability of its business. The Company has been using, and gradually increasing the use of, self-developed cracking feedstock substitutes, such as vacuum gas oil (“VGO”), cracking wax oil and hydrogenated raffinate oil, which are less expensive and similar to light industrial oil, without affecting the efficiency of the Company’s production. In 2002, 2003 and 2004, the amount of less expensive substitute cracking feedstock used by the Company accounted for approximately 43.8%, 49.0%, and 74.9%, respectively, of the Company’s total consumption of cracking feedstock. The Company’s ethylene expansion project (which includes the ethylene facility, the LDPE facility, the acetonitrile extraction facility and the benzene production facility, collectively known as the “Ethylene Project”) was completed at the end of 2001, and thus the Company’s annual capacity of ethylene production has increased from 450,000 tons to 710,000 tons. The Company believes that improved economies of scale will enable the Company to maintain its position as a leading petrochemical company in the PRC.

FINANCIAL HIGHLIGHTS

Income Statement

(Amounts expressed in thousands)

Extracted from the financial statements prepared in accordance with International Financial Reporting Standards (“FRS”) promulgated by International Accounting Standards Board:

	For the year ended 31 December
	2004	2004	2004	2003	2004 vs. 2003 Increase (Decrease)
	RMB	HK$	US$	RMB
		Equivalent	equivalent
Sales
Resins and Plastics	9,621,409	9,045,087	1,162,266	6,332,332	51.9%
Synthetic Rubber	2,594,692	2,439,270	313,439	1,923,773	34.9%
Basic Organic Chemical Products	4,859,694	4,568,598	587,051	2,700,036	80.0%
Others	864,026	812,271	104,374	517,787	66.9%

Total sales	17,939,821	16,865,226	2,167,130	11,473,928	56.4%
Cost of sales	(12,758,732)	(11,994,484)	(1,541,255)	(9,723,562)	31.2%

Gross profit	5,181,089	4,870,742	625,875	1,750,366	196.0%
Selling, general and administrative expenses	(785,300)	(738,261)	(94,864)	(721,418)	8.9%
Other operating (expenses)/ income, net	(49,035)	(46,098)	(5,923)	14,095	(447.9%)

Profit from operations	4,346,754	4,086,383	525,088	1,043,043	316.7%
Net financing costs	(89,500)	(84,139)	(10,812)	(165,936)	(46.1%)

Profit from ordinary activities before taxation	4,257,254	4,002,244	514,276	877,107	385.4%
Income tax expense	(1,361,395)	(1,279,847)	(164,457)	(243,222)	459.7%

Profit attributable to Shareholders	2,895,859	2,722,397	349,819	633,885	356.8%

*	Exchange rates used: Renminbi (“RMB”) 1.00 = Hong Kong Dollar (“HK$”) 0.9401 = United States Dollar (“US$”) 0.1208 based on the exchange rates quoted by the People’s Bank of China on 31 December 2004. No representation is made that RMB amounts could have been, or could be, converted into HK$ or US$ at that rate on 31 December 2004, or on any other date.

CHAIRMAN’S STATEMENT

To all shareholders:

It is my pleasure to present to you the audited annual results of the Company for the year ended 31 December 2004 (the “Reporting Period”).

In 2004, China’s economy continued to grow rapidly and the demand for petrochemicals remained strong. By seizing market opportunities, following established development strategies, carefully organizing production and operation, significantly reducing costs, adhering to technology innovation, and strengthening management, the Company achieved satisfactory operating results during the Reporting Period, highlighted by the accomplishment of the following tasks:

1)      An increase in the Company’s economic benefits through the careful organization of its production. In 2004, the Company’s management, together with its staff, maintained the high operational capabilities of the Company’s principal production facilities by carefully organizing production. In 2004, 0.801 million tons of ethylene was produced, representing an increase of 10.9% compared with the same period last year. In addition, 1.089 million tons of synthetic resins and 0.241 million tons of synthetic rubber were also produced. Through careful organization, the Company substantially increased the production volume of its principal products, seized market opportunities and achieved a significant increase of the Company’s economic benefits.

Mr. Wang Yongjian Chairman of the Board of Directors

2)	The enhancement of the Company’s core competence through the steady progress of the Company’s reform. In 2004, the Company improved its incentive system by adopting a competitive mechanism for junior staff to compete for higher positions. The Company also enhanced its competence through full implementation of budget management and economic analysis.

3)	An increase in the Company’s production of products with high added value through the adoption of a market-orientated approach. In 2004, facing gigantic market demand, the Company, through close cooperation between its various departments, continued to adjust its product structure and improve its product mix in order to strengthen profitability. Based on the thorough market research, the Company has made substantial efforts to develop special-purpose materials that have high market demand and high added value, and for which, the domestic supply relies mainly on imports. As a result of these efforts, the Company further increased the sales proportion of special-purpose materials that are used for producing synthetic resin.

4)	The Company adhered to its policy of integrating its supply, production, sales and research, and further improved its sales and marketing activities. In 2004, the Company, based on its prior experience, continued to strengthen its sales and marketing activities, and further harmonized the operations of its supply, production, sales and research departments. Through close cooperation between these departments, the Company adjusted its production plans in a timely manner in order to meet market changes and the different needs of different customers. Confronted with the price increase of production materials and the shortage in supply of power and energy sources, the Company overcame difficulties and actively located supply resources for the Company’s expanding production. By continuing to adopt the sales strategy of “follow the market, maintain a stable production-sales ratio, and obtain the maximum sales price”, the Company also reinforced its efforts to conduct market analysis, improved its ability to meet market changes, effectively avoided market risks and therefore guaranteed an increase in its economic benefits.

The net profit of the Company for the year ended 31 December 2004 amounted to RMB 2,895.9 million (2003: RMB 633.9 million), representing an increase of 356.8%. The amount of sales was RMB 17,939.8 million, representing an increase of 56.4% from RMB 11,473.9 million in 2003. The board (the “Board”) of directors (the “Directors”) of the Company recommended not to distribute a final dividend for the year ended 31 December 2004.

CHAIRMAN’S STATEMENT

Looking forward to 2005, crude oil price in the international market is expected to remain high, that will exert pressure on the Company’s operational costs. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but will also exert a significant influence on the production and operations of the petrochemical industry in China. Nevertheless, the Board is confident that the momentum of the continuous growth of China’s economy will continue to stimulate the increase in demand for petrochemical products. The Company will closely monitor the market’s development, seize market opportunities, and maintain the high level of the Company’s operating results through continuous implementation of its development strategies. These strategies include:

1)	Achieving higher capacity output through carefully organizing and optimizing the use of resources. In 2005, the Company will continue to manage its operation and production base on the principle of maximizing its overall performance, reinforce the procurement of raw materials, optimize its use of resources, allocate the major materials and well operate its facilities. To guarantee further stable improvement of the operating results of the Company, in 2005 the Company will institute strict technological management; reinforce process control to continuously improve the operational level; and rely on technological advancement and innovation to eliminate bottlenecks and hidden troubles existing in production facilities in order to further improve the volume of the output of the main products of the Company.

2)	Enhancing the Company’s competitiveness by carrying forward technical advancement through technical improvement. In 2005, the Company will further increase the technical elements of its products through continuous technical improvement, and improve the profitability of its products by dedicating its efforts to the development of new products. Thereby, the Company will guarantee its sustainable development.

3)	Building up modern operation concepts and further improving sales and marketing activities. In 2005, the Company will establish a market information network and a competitive information system in order to assist the Company in making decisions scientifically. The Company will continue to reinforce management of client relationships through its gradual implementation of a management system based on client performance evaluations and by maintaining a stable, close, and faithful client base. The Company will continue to reduce logistics costs by further optimizing logistics management; and it will also unblock logistics channels to provide better logistics services to its clients.

4)	Continuously improving the management skills of the Company by means of reinforcing basic management. In 2005, the Company will undertake the requirements (promulgated by regulatory bodies in various jurisdictions) to normalize the management of listed companies as an opportunity to improve, in a manner suitable to the Company, its internal control system, and to guarantee that all work is done in a standardized, normalized and proceduralized manner. The Company will also enhance its corporate management level and corporate image on a full scale by operating its information system with the ERP system as the main line.

With dual listings on the SEHK and the NYSE, the Company is subject to and is continuously committed to meeting the disclosure requirements imposed on it. The Company has formulated internal control policies which apply to the Company as a whole and each of its principal operating divisions. These policies are intended to comply with the new rules adopted by the Securities Exchange Commission of the United States that apply to public companies and are reviewed regularly to maintain and improve the Company’s standards for internal management.

At the Board meeting held on 29 December 2004, the Directors of the Company have unanimously passed the resolution in respect of a proposal for a merger between the Company and Beijing Feitian Petrochemical Co., Ltd. (“Beijing Feitian”), a wholly-owned subsidiary of New Sinopec, by way of merger by absorption under the Company Law of the PRC (“the PRC Company Law”). The Company entered into the agreement of merger by absorption with Beijing Feitian on 29 December 2004, as amended by an amendment agreement entered into on 14 January 2005 (together, the “Merger

CHAIRMAN’S STATEMENT

Agreement”). According to the Merger Agreement, the Company will be privatised by New Sinopec through Beijing Feitian by way of merger by absorption of the Company under Article 184 of the PRC Company Law at the cancellation price of HK$ 3.80 per H share of the Company, with Beijing Feitian as the surviving corporation (the “Merger”). The Merger has been approved by the shareholders of the Company at a special general meeting held on 4 March 2005 and the independent shareholders of the Company at a special general meeting of independent shareholders held on the same date. Details of the above are set out in a joint announcement in relation to the Merger jointly issued by New Sinopec and the Company on 29 December 2004 (the “Joint Announcement”), a composite document in relation to the Merger jointly issued by New Sinopec and the Company to their respective shareholders on 17 January 2005, an announcement issued by the Company on 7 March 2005 on the poll results of the special general meeting and the special general meeting of independent shareholders (the “Poll Results Announcement”), as well as an announcement issued by the Company on 14 April 2005 in relation to the fulfilment of conditions, change to the expected timetable and the expected date of the withdrawal of the listing of the H shares of the Company on the SEHK. The Directors confirm that before the completion of the Merger, the business of the Company would be conducted in the usual, regular and ordinary course as requested under the Merger Agreement.

During the Reporting Period, the entire staff of the Company faced the changeable market situations, contributed their efforts to firmly grasp market opportunities, and made breakthrough in the Company’s operating results. I hereby express my sincere gratitude to all of them. I believe that, in its future development, the Company will definitely achieve further success in its operations based on the Company’s current technical level and market competitive edges.

On behalf of the Board of Directors

Wang Yongjian

Chairman

28 April 2005, Beijing, the PRC

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

This following analysis should be read in conjunction with the information in the audited financial statements contained in this annual report. The information presented below interprets the Company’s financial statements prepared in accordance with IFRS.

The information set out in this management discussion and analysis does not form part of the financial statements audited by KPMG, the auditors of the Company, and is included for information purposes only.

Overview

The Company is one of the largest producers of ethylene, resins and plastics in the PRC. The vast majority of the Company’s products fall within three principal product groups: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. In 2004, the Company accounted for approximately 12.8% of the total ethylene production in the PRC. The Company is a leading producer in the PRC of LDPE, cis-polybutadiene rubber, butyl rubber, phenol, acetone, SBS and polypropylene.

Mr. Xu Hongxing Executive Director and General Manager

All of the Company’s products are used in the production of a wide range of manufactured products, such as housewares, household electric appliances, toys, packaging materials and tires. Accordingly, the Company is subject to broad changes in the Chinese economy and benefits from China’s consistently strong economic growth, but generally does not suffer from cyclical or other downturns in any particular segment of the economy. However, the Company is sensitive to price fluctuations in crude oil, which directly affect the prices it pays for raw materials.

The Company’s principal raw material is cracking feedstock, substantially all of which is purchased from the Parent Company. The Company mainly uses light industrial oil as its cracking feedstock. The Company also uses naphtha, and VGO, cracking wax oil, and hydrogenated raffinate oil, which the Company developed and uses as substitutes of light industrial oil. Since the establishment of the Sinopec Group in 1998, prices of light industrial oil and naphtha have been determined jointly by the National Development and Reform Commission of the PRC and the Sinopec Group. During the Reporting Period, the average state price of light industrial oil fluctuated in line with the crude oil price and such average state price of light industrial oil for 2004 increased by 17.9%, as compared with the price in 2003. This increase has put pressure on the Company’s margins.

Since the costs of raw materials are effectively beyond the Company’s control, the Company generally seeks to increase profits by a combination of increased production volume, more efficient use of raw materials through more efficient procedures and technologies, by shifting production into higher margin products, and by strengthening its marketing efforts, particularly to minimize the lag between changes in customer demand and changes in the Company’s production. During the Reporting Period, the Company organized the production carefully and guaranteed the high operational capabilities of its principal production facilities. Therefore, the production capacity for ethylene has increased even without major capital investment. These factors, together with strong price increases for the Company’s products, more than offseted the rise in raw material prices, resulting in positive results for 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies

The Company’s critical accounting policies are set out in note 2 of its financial statements. IFRS require that the Company adopts the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of its results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

a. Impairments

If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Company’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment in relation to sales volume, selling price and amount of operating costs.

b. Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Company reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any Reporting Period. The useful lives are based on the Company’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

c. Provision for Doubtful Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. The Company bases its estimates on the aging of its accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Results

For the year ended 31 December 2004, the Company’s sales increased to RMB 17,939.8 million in 2004 from RMB 11,473.9 million in 2003, representing an increase of 56.4%. This increase in sales was largely attributable to the substantial increase of the market prices of major products of the Company in 2004, with the business cycle of the petrochemical industry near its peak. Due to the substantial increase in crude oil price in the international market and the strong domestic demand for petrochemical products, petrochemical products in China maintained at a high price level in 2004, which resulted in an increase of 36.7% in the weighted average sales price of the eight principal products of the Company as compared with that of 2003 (representing 78.6% of the total sales revenue of each of 2003 and 2004). During the Reporting Period, the Company organized the production carefully and guaranteed the high operational capabilities of its principal production facilities. As a result, the production volume of the eight principal products of the Company increased and the sales volume of such products increased by approximately 14.4% in 2004 as compared with that in 2003. Therefore, the Company’s sales revenue has increased by a significant margin. During the Reporting Period, the profit before taxation of the Company was RMB 4,257.3 million, a 385.4% increase in profits (in the amount of RMB 3,380.2 million) as compared with the profit before taxation of RMB 877.1 million recorded in 2003. The Company recorded a net profit of RMB 2,895.9 million in 2004, a 356.8% increase (in the amount of RMB 2,262.0 million) as compared with a net profit of RMB 633.9 million in 2003.

The following table sets forth a summary of the income statements for the years of 2004 and 2003:

	2004	2003
	RMB000	RMB000
Turnover	17,939,821	11,473,928
Cost of sales	(12,758,732)	(9,723,562)

Gross profit	5,181,089	1,750,366
Selling, general and administrative expenses	(785,300)	(721,418)
Other operating (expenses)/income, net	(49,035)	14,095

Profit from operations	4,346,754	1,043,043
Net financing costs	(89,500)	(165,936)

Profit from ordinary activities before taxation	4,257,254	877,107
Income tax expense	(1,361,395)	(243,222)

Profit attributable to shareholders	2,895,859	633,885

Basic earnings per share	RMB 0.86	RMB 0.19

Basic earnings per ADS	RMB 42.91	RMB 9.39

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth a summary of the financial data of the Company for the past five years, respectively:

	2004	2003	2002	2001	2000
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total assets	10,140,566	9,545,311	10,259,807	10,758,196	8,649,826
Total liabilities	1,757,575	3,889,479	5,237,860	5,945,348	3,429,551

Net assets	8,382,991	5,655,832	5,021,947	4,812,848	5,220,275

Turnover	17,939,821	11,473,928	9,443,061	5,975,255	7,852,913

Profit /(loss) from operations	4,346,754	1,043,043	541,558	(350,644)	623,056

Profit /(loss) attributable to shareholders	2,895,859	633,885	209,099	(272,467)	358,731

Dividends attributable to the year	No dividend declared	168,700	No dividend declared	No dividend declared	134,960

The following table sets forth the Company’s turnover, net of value-added tax (“VAT”), by principal product groups for the years of 2004 and 2003:

	2004		2003
	Turnover RMB’000	Percentage of Turnover	Turnover RMB’000	Percentage of Turnover
Resins and Plastics	9,621,409	53.6	6,332,332	55.2
Synthetic Rubber	2,594,692	14.5	1,923,773	16.8
Basic Organic Chemical Products	4,859,694	27.1	2,700,036	23.5
Others	864,026	4.8	517,787	4.5

Total	17,939,821	100.0	11,473,928	100.0

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth the Company’s sales, net of VAT, by geographical analysis for the years of 2004 and 2003:

	2004		2003
	Turnover (RMB Million)	Percentage of Turnover	Turnover (RMB Million)	Percentage of Turnover
Northeastern China	358.8	2.0	218.0	1.9
Northern China	10,997.1	61.3	6,586.0	57.4
Eastern China	4,951.4	27.6	3,430.7	29.9
Central-southern China	1,058.4	5.9	814.6	7.1
Northwestern China	35.9	0.2	22.9	0.2
Southwestern China	305.0	1.7	252.5	2.2
Exports	233.2	1.3	149.2	1.3

Total	17,939.8	100.0	11,473.9	100.0

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2004	2003
	Percentage	Percentage
Turnover	100.0	100.0
Less expenditure
Raw materials	(52.9)	(59.2)
Utility (fuels and power) expenses	(7.4)	(10.7)
Depreciation	(5.2)	(7.8)
Wages and bonus	(2.2)	(2.5)
Other overheads	(3.8)	(5.1)
Selling, general and administrative expenses	(4.0)	(5.7)
Other operating (expenses)/income, net	(0.3)	0.1

Operating margin	24.2	9.1

Raw material expenses were the largest component of the operating expenses. In 2004 and 2003, 51.3% and 51.2%, respectively, of the cost of sales were expenses relating to purchases of cracking feedstock. In 2004, the total cracking feedstock expense was RMB 6,550.8 million, as compared with RMB 4,975.6 million in 2003, representing an increase of RMB 1,575.2 million, or 31.7%. This increase was largely due to the significant increase in the price of cracking feedstock in 2004. Along with the changes in the prices of crude oil and domestic finished oil, the price of light industrial oil, the principal raw material of the Company, increased from RMB 2,670 per ton at the beginning of 2004 to RMB 3,570 per ton (including 17% VAT) at the end of 2004, and the average price of the cracking feedstock in 2004 increased by 16.5% as compared with the price in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth the changes in the state price of light industrial oil, the principal raw material of the Company, in 2004 and 2003 (including VAT):

Unit: RMB per ton

Year	Month
	1	2	3	4	5	6	7	8	9	10	11	12
2003	2,575	2,765	2,765	2,765	2,475	2,475	2,475	2,475	2,475	2,475	2,475	2,670
2004	2,670	2,670	2,670	2,870	2,970	2,970	2,970	2,970	3,210	3,270	3,570	3,570

Since significant portions of the Company’s expenses were either fixed (as in the case of depreciation expense for a given piece of equipment) or consisted of stable unit costs (as in the case of cracking feedstock), fluctuations in sales (particularly those principally caused by changes in sales volume) or raw material prices will cause fluctuations in profitability. In 2004, due to the large increase in the sales of the Company as well as the significant increase in the price of principal products of the Company, the operations margin of the Company increased from 9.1% in 2003 to 24.2% in 2004.

Year ended 31 December 2004 compared with year ended 31 December 2003

Turnover increased to RMB 17,939.8 million in 2004 from RMB 11,473.9 million in 2003, representing an increase of RMB 6,465.9 million, or 56.4%. The increase in the turnover was mainly due to the large increase in the prices of the principal products of the Company in 2004. Due to substantial increase of crude oil in the international market and strong demand in the domestic petrochemical market, petrochemical products in China maintained a high price level in 2004, which resulted in an increase of 36.7% in the weighted average sales price of the eight principal products of the Company as compared with that of 2003 (representing 78.6% of the total sales revenue of each of 2003 and 2004).

Sales of resins and plastics, which accounted for 53.6% of the Company’s total sales, increased by approximately 51.9% from RMB 6,332.3 million in 2003 to RMB 9,621.4 million in 2004. This increase was principally attributable to the 39.9% increase in the weighted average price for resin and plastic products of the Company in 2004 as compared with that of 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales of synthetic rubber, which accounted for 14.5% of the Company’s total sales, increased by approximately 34.9% from RMB 1,923.8 million in 2003 to RMB 2,594.7 million in 2004. This increase was primarily due to a 19.6% increase in the sale price of synthetic rubber products in 2004 as compared with that of 2003.

In 2004, sales of basic organic chemical products, which accounted for 27.1% of the Company’s total sales, increased by approximately 80.0% from RMB 2,700.0 million in 2003 to RMB 4,859.7 million in 2004. This increase was primarily a result of an increase in the price of the basic organic chemical products of the Company.

Sales of other products, which accounted for 4.8% of the Company’s total sales, increased by approximately 66.9% to RMB 864.0 million in 2004 from RMB 517.8 million in 2003. This increase was primarily due to the significant increase in the price of petrochemical products.

Cost of sales increased by 31.2% to RMB 12,758.7 million in 2004 up from RMB 9,723.6 million in 2003. This increase was mainly due to the increase in the prices for raw materials. The Company’s gross margin increased by 196.0% from RMB 1,750.4 million in 2003 to RMB 5,181.1 million in 2004. The gross profit rose from 15.3% in 2003 to 28.9% in 2004. The main reason for this increase was that with the business cycle of the petrochemical industry near its peak, the increase in the production volume of the Company’s principal products and significant rising of weighted average sales price offseted the increase in the price of raw materials.

Selling, general and administrative expenses increased by RMB 63.9 million (8.9%) to RMB 785.3 million in 2004 from RMB 721.4 million in 2003. This increase in selling, general and administrative expenses was primarily due to a small increase in employees’ wages and bonuses.

The Company’s profit from operations in 2004 was RMB 4,346.8 million, representing an increase of 316.7% when compared with the RMB 1,043.0 million from operations in 2003. The Company’s operating margin increased to 24.2% in 2004, as compared with 9.1% in 2003. The increase in operating margin reflected the realization of the benefits from the economies of scale of the Company and the control of costs and expenses.

Net financing costs in 2004 decreased by RMB 76.4 million from RMB 165.9 million in 2003 to RMB 89.5 million in 2004. This decrease was primarily due to the repayment of certain bank loans in 2004 along with the increase of cash generated from operating activities and the corresponding significant decrease in expenditure of loan interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2004, the Company recorded a profit before taxation of RMB 4,257.3 million, representing an increase of 385.4% when compared with the profit before taxation of RMB 877.1 million in 2003. The Company’s net profit for 2003 was RMB 633.9 million, and the net profit for 2004 was RMB 2,895.9 million, representing an increase of 356.8% when compared with that of 2003. The net profit margin for 2004 increased to 16.1% as compared with 5.5% for 2003.

Liquidity and Capital Resources

The Company has principally relied on cash generated from operating activities, bank loans and share capital to finance its capital expenditures and working capital.

The Company’s net cash flow derived from operating activities is generally much higher than its net profit, mainly due to substantial depreciation. In 2004, the Company’s net cash flow from operating activities was RMB 3,200.1 million, with an increase of RMB 1,583.5 million as compared with the RMB 1,616.6 million net cash flow in 2003. The net cash flow in 2004 was adjusted primarily by profit before taxation of RMB 4,257.3 million and depreciation expenditure of RMB 931.6 million. As of 31 December 2004, the accounts receivable and bills receivable of the Company amounted to RMB 864.9 million, equivalent to a sales volume of approximately 17 days in 2004.

In 2004, the net cash used in investing activities amounted to RMB 440.3 million. These were mainly used in technical improvement for various production facilities and purchase of certain equipment, which guaranteed the high operational capacities of the Company’s principal production facilities during the Reporting Period.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2004, the Company repaid a total of RMB 1,590.0 million of its short-term loans and RMB 1,083.5 million of its long-term loans, while it borrowed RMB 620.0 million in short-term loans and RMB 182.1 million in long-term loans. As of 31 December 2004, the Company’s total loans taken from banks were RMB 813.4 million (including RMB 100 million in short-term loans and RMB 9.2 million in long-term loans due within one year), a 69.7% decrease from the RMB 2,684.8 million in bank loans (including RMB 1,070.0 million in short-term loans and RMB 18.4 million in long-term loans due within one year) as of 31 December 2003. This was primarily due to the substantial decrease in bank loans resulting from repayment, an increase in the cash generated from operating activities, and a decrease in cash expenditure for investment as the Company did not carry out any major project involving capital expenditure in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company expects to incur capital expenditures of RMB 400.0 million in 2005, of RMB 400.0 million in 2006 and of RMB 500.0 million in 2007. These capital expenditures will mainly be used for the technical improvement projects of the Company. The Company believes that its net cash flow from operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above periods.

Gearing Ratio

The Company’s gearing ratio was 9.7% in 2004, as compared with 47.5% in 2003. Such decrease was mainly due to the decrease in both long-term and short-term debts caused by repayment of most of the bank loans as a result of an increase in cash generated from operating activities in 2004.

The gearing ratio is calculated by dividing the total amount of both long-term and short-term bank loans by the shareholders’ equity.

Dividend Policy

Following the establishment of the Company as a joint stock limited company in April 1997, the distribution of the Company’s dividends is considered annually by the Board and decided by the shareholders in a general meeting. Payment of future dividends will depend upon the profits, financial conditions, future earnings and other factors of the Company.

Contingent Liabilities

As of 31 December 2004, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

For the year ended 31 December 2004, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

As of 31 December 2004, there was no significant pledge of assets by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to exchange rate risk primarily due to its foreign currency denominated long-term debts and, to a limited extent, its cash and cash equivalents being denominated in foreign currencies. The Company had not been engaged in any foreign currency hedging activity for the year ended 31 December 2004.

Contractual Obligations

The following table sets forth our obligations to make future payments under contracts as of 31 December 2004.

	As of 31 December 2004 payment due by period
	Total	2005	2006
	RMB’000	RMB’000	RMB’000
Contractual obligations(1):
Short-term debts	100,000	100,000	—
Long-term debts	713,356	9,203	704,153

Total contractual obligations	813,356	109,203	704,153

(1)	Contractual obligations represent on-balance sheet contractual liability as of 31 December 2004.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors is pleased to present the Company’s audited financial statements for the year ended 31 December 2004.

Principal Activities and Results

The principal activities of the Company are the production and sale of (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products.

The operating results of the Company for the year ended 31 December 2004 and its financial position as at 31 December 2004 are set out in the audited income statement and balance sheet, respectively, which have been prepared in accordance with IFRS.

Dividends and Proposed Profit Appropriations

The Board has resolved not to distribute dividends for the year ended 31 December 2004. Pursuant to the Merger Agreement, the Company agreed that after the execution of the Merger Agreement and prior to the completion of the Merger, the Company may not declare, set aside or pay dividend or other distributions, unless it is provided otherwise in the Merger Agreement or applicable laws and regulations. During the Reporting Period, there were no arrangements under which a shareholder has waived or agreed to waive any dividends.

REPORT OF THE BOARD OF DIRECTORS

Share Capital and Shareholders

1. Share Capital

As of 31 December 2004, the issued and fully paid share capital of the Company was as follows:

	Number of shares (‘000)	Percentage of total issued share capital
Domestic shares held by Parent Company of RMB 1.00 each	2,362,000	70
Foreign shares (in form of H shares) of RMB 1.00 each	1,012,000	30

Total	3,374,000	100

2. Purchase, Sale or Redemption of the Company’s Listed Securities

For the year ended 31 December 2004, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

3. Securities and Transactions in Securities

For the year ended 31 December 2004, there were no convertible securities, options, warrants or similar rights issued or granted by the Company, nor was there any issuance for cash of equity securities by the Company.

REPORT OF THE BOARD OF DIRECTORS

4. Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, there are no preemptive rights that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

5. Substantial Shareholders

According to the records entered into the register kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, as of 31 December 2004, the interests held by the persons other than the Directors, supervisors or chief executives of the Company were as follows:

Long position in the domestic shares of the Company:

	Number of domestic shares	Percentage of the total issued domestic share capital	Percentage of total issued share capital
New Sinopec	2,362,000,000 (Note)	100.00	70.00

Note: These 2,362,000,000 domestic shares are directly held by New Sinopec.

6. Controlling Shareholder

The controlling shareholder of the Company is New Sinopec, whose controlling shareholder is Sinopec Group. Both New Sinopec and Sinopec Group are established in Beijing, the PRC.

Material Contracts

During the Reporting Period, the Company has not entered into any contracts which are or may be material other than in the ordinary course of business carried out or intended to be carried out by the Company, save and except for the Merger Agreement.

REPORT OF THE BOARD OF DIRECTORS

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company (other than the service contracts entered into by and between the Company and any Director) were entered into or existed during the year ended 31 December 2004.

Connected Transactions

For the year ended 31 December 2004, the amounts involved in connected transactions are set out in note 22 of the financial statements.

As stated in the prospectus of the Company (the “Prospectus”) issued in June 1997 in connection with its global public offering, the SEHK has granted conditional waivers to the Company from strict compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive Directors confirm that during the Reporting Period, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are otherwise fair and reasonable so far as the shareholders of the Company are concerned; and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have confirmed with the Board that:

(a)	the transactions described above have been approved by the Board; and

(b)	the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Major Litigation or Arbitration

For the year ended 31 December 2004, the Company was not involved in any material litigation or arbitration.

REPORT OF THE BOARD OF DIRECTORS

Disclosure of Major Events

1.	Mr. Zhang Haoruo, an independent non-executive Director of the Company, passed away on 27 March 2004. The Company confirms that there will be no disruption to the operations of the Company and it will not make arrangement to fill the casual vacancy. The Company is in full compliance with Rule 3.19(2) of the Listing Rules as the remaining three independent nonexecutive Directors will continue to fulfill their roles as independent non-executive Directors of the Company.

2.	At the 2003 shareholders’ general meeting of the Company held on 18 June 2004, the Company decided to continue appointing KPMG and KPMG Huazhen as its international and domestic auditors, respectively.

3.	Mr. Du Guosheng, the former Chairman of the Company, has left the Company due to change of job duties. To facilitate the convenient operation of the Company, Mr. Du Guosheng presented his resignation at the fourth meeting for the third session of the Board held on 10 July 2004, to resign from the positions of Chairman and Director. Nominated by the Directors of the Company, Mr. Wang Yongjian, the former non-executive Director was elected by the Board as the new Chairman of the Company.

4.	For the purpose of improving corporate governance, standardizing the internal control system and minimizing risks, the Board resolved to adopt the Internal Control Rules of Sinopec Beijing Yanhua Petrochemical Company Limited at the fifth meeting for the third session of the Board held on 20 August 2004.

5.	The Board passed a proposal of the Merger between the Company and Beijing Feitian by way of merger by absorption under the PRC Company Law at the sixth meeting for the third session of the Board held on 29 December 2004.

6.	All the special resolutions relating to the Merger between the Company and Beijing Feitian have been passed at the special general meeting of the Company held on 4 March 2005. (Please see the Poll Results Announcement for details.)

7.	All the special resolutions relating to the Merger between the Company and Beijing Feitian have been passed at the special general meeting of independent shareholders of the Company held on 4 March 2005. (Please see the Poll Results Announcement for details.)

REPORT OF THE BOARD OF DIRECTORS

Changes in Directors, Supervisors and Other Executive Officers

1. Directors

(a)	According to Article 95 of the Company’s Articles of Association, a Director shall serve a term of three years. According to the service contract entered into between each Director and the Company, the term of employment of each of the existing Directors commences from the date of appointment, i.e., 27 June 2003 and ends on 26 June 2006.

(b)	Mr. Du Guosheng, the former Chairman of the Company, has left the Company due to change of job duties. For the convenience of the Company’s operation, Mr. Du Guosheng presented his resignation at the fourth meeting for the third session of the Board held on 10 July 2004, to resign from positions of Chairman and Director. Nominated by the Directors of the Company, Mr. Wang Yongjian, the former non-executive Director was elected by the Board as the new Chairman of the Company.

2. Supervisors

In accordance with Article 116 of the Company’s Articles of Association, a supervisor shall serve a term of three years. According to the service contract entered into between each supervisor and the Company, the term of employment of each of the existing supervisors of the Company commences from the date of appointment, i.e., 27 June 2003 and ends on 26 June 2006.

REPORT OF THE BOARD OF DIRECTORS

Details of the Current Session of the Directors and Supervisors of the Company

During the Reporting Period, the details of the current session of the Directors and supervisors of the Company were as follows:

Name	Position	Sex	Age	Term of Office	Annual Emolument and Allowances (in RMB)
# Du Guosheng	Former Executive Director and Chairman	M	48	Until 10 July 2004	77,609
##Wang Yongjian	Executive Director and Chairman	M	45	Until June 2006	199,740
Yang Qingyu	Executive Director and Vice Chairman	M	58	Until June 2006	234,338
Xu Hongxing	Executive Director and General Manager	M	46	Until June 2006	226,713
* Wang Yuying	Non-executive Director	F	58	Until June 2006	—
* Wang Ruihua	Non-executive Director	M	57	Until June 2006	—
* Cui Guoqi	Non-executive Director	M	51	Until June 2006	—
* Xiang Hanyin	Non-executive Director	M	50	Until June 2006	—
* Zhang Yanning	Independent Non-executive Director	M	78	Until June 2006	—
* Liu Haiyan	Independent Non-executive Director	M	63	Until June 2006	—
* Yang Xuefeng	Independent Non-executive Director	M	66	Until June 2006	—
* Shang Bo	Chairman of the Board of Supervisors	M	57	Until June 2006	—
* Ren Jinxiang	Supervisor	M	57	Until June 2006	—
* Wang Guifen	Supervisor	F	52	Until June 2006	—
* Wang Shulan	Supervisor	F	50	Until June 2006	—
Liu Changwei	Supervisor	M	47	Until June 2006	214,897
Rong Guozhong	Supervisor	M	47	Until June 2006	173,681
* Zhang Jianjun	Supervisor	F	53	Until June 2006	—
* Geng Dianming	Independent Supervisor	M	58	Until June 2006	—
* Zhao Shaohua	Independent Supervisor	M	65	Until June 2006	—

#	Mr. Du Guosheng, the former executive Director and Chairman, resigned on 10 July 2004 due to change of job duties and has not received any emolument or allowance from the Company since then.
##	Mr. Wang Yongjian, became the executive Director and the Chairman with effect from 10 July 2004 and has since then received emolument and allowance from the Company.
*	Such person has not received any emolument or allowance from the Company.

REPORT OF THE BOARD OF DIRECTORS

Directors’, Supervisors and Chief Executive Officer’s Interests in Shares

As of 31 December 2004, none of the Directors, supervisors or chief executive officer of the Company had (a) any interests or short-term positions that were required to be registered in the registry preserved pursuant to Section 352 of the Securities and Futures Ordinance or (b) interests or short-term positions that were required to be reported to the Company or the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in any shares, relevant shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance).

Directors’ and Supervisors’ Service Contracts and Remuneration

Each of the Directors and supervisors has entered into a service contract with the Company.

For the year ended 31 December 2004, the aggregate amount of cash remuneration paid to the Directors was RMB 667,881, compared with RMB 606,184 in 2003. The aggregate amount of noncash remuneration (consisting solely of pension and retirement benefit plans) paid to the Directors in 2004 was RMB 70,519, as compared with RMB 46,398 in 2003. The Directors’ fees are subject to shareholders’ approval at general meetings. Other emoluments are determined by the Board with reference to Directors’ duties, responsibilities and the Company’s performance and results.

For the year ended 31 December 2004, the aggregate amount of cash remuneration paid to the supervisors was RMB 361,462, as compared with RMB 224,271 in 2003. The aggregate amount of non-cash remuneration (consisting solely of pension and retirement benefit plans) paid to the supervisors in 2004 was RMB 27,116, as compared with RMB 22,785 in 2003.

Details of Directors’ and supervisors’ remuneration and five highest paid individuals have been set out in note 6 of the financial statements. During the Reporting Period, there was no arrangement under which a Director or supervisor has waived or agreed to waive any remuneration.

No other service contract exists between the Company and any of the Directors or supervisors. Save as disclosed above, no Director or supervisor has entered into any service contract with the Company that is not terminable by the Company within one year without payment of compensation other than statutory compensation.

Directors’ and Supervisors’ Interests in Contracts

Except as disclosed above, there was no contract of significance to which the Company was a party, in existence during or at the end of the year under review in which a Director or supervisor of the Company had a material interest.

REPORT OF THE BOARD OF DIRECTORS

Loans to Directors, Supervisors and Senior Management

For the year ended 31 December 2004, the Company had not provided any loan to any of its Director, supervisor or senior management.

Employees’ Benefit, Retirement Scheme and Employee Housing Subsidy

As of 31 December 2004, the Company had 10,002 employees as compared with 10,207 employees in 2003, representing a decrease of 205 employees. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

The Company’s employees’ remuneration, mainly comprising of salary and bonus, is determined by the management with reference to the prevailing market practice.

The Company’s employees participated in retirement benefit plans provided by the Company, details of which are set out in note 21 of the financial statements.

Under the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the financial statements of the Company of the relevant year. As disclosed in the Company’s Prospectus dated 17 June 1997, Yanshan Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

Basic Medical Insurance for Employees

According to the Beijing Municipal Government Order (2001) No. 68, and in line with the arrangements of Beijing Municipal Labor Security Authority, the Company has implemented the Regulations of Beijing Municipality on Basic Medical Insurance (the “Regulations”) on 1 September 2002. Prior to the implementation of such Regulations, the Company has been complying with relevant state regulations by drawing 14% of the employees’ total current wages as welfare fees to be used as the medical expenditure for the employees of the Company, whilst relevant welfare fees were set out in the labor costs of the Company for the specific current term. After the implementation of the Regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount has been included in the 14% employee welfare fees to be drawn by the Company. As a result, there will be no impact on the income statement and the balance sheet of the Company upon implementation of the Regulations.

REPORT OF THE BOARD OF DIRECTORS

Major Suppliers and Customers

For the year ended 31 December 2004, 70.0% of purchases (not including the purchase of items which are of a capital nature) were attributable to the Company’s five largest supplier (including the Parent Company), while 62.7% of purchases (not including the purchase of items which are of a capital nature) were attributable to the Company’s largest purchaser, the Parent Company.

The aggregate amount of sales attributable to the Company’s five largest customers (including Yanshan Company) represented 20.9% of the Company’s turnover. The amount of sales attributable to Yanshan Company, the Company’s largest customer, represented 8.8% of the Company’s turnover.

To the knowledge of the Directors, at no time during the year have the Directors and supervisors, their associates, or any shareholder of the Company (who to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in these major suppliers and customers.

Reserves

Changes in reserves of the Company for the year ended 31 December 2004 are set out in the statement of changes in equity.

Fixed Assets

Changes in fixed assets of the Company for the year ended 31 December 2004 are set out in note 9 to the financial statements.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company as of 31 December 2004 are set out in notes 17 and 18 to the financial statements.

Interest Capitalised

Interest capitalised in the Company’s property, plant and equipment during the year ended 31 December 2004 amounted to RMB 2.6 million.

REPORT OF THE BOARD OF DIRECTORS

Taxation

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31 December 2004. The Company is not aware of any changes in government policy that may affect the Company’s tax rate.

Details of the Company’s taxation are set out in note 5 to the financial statements.

Auditors

At the 2003 Annual Shareholders Meeting held on 18 June 2004, a resolution was passed for the continued appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively.

Compliance with the Code of Best Practice

The Board of Directors believes that, for the year ended 31 Decembr 2004, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Audit Committee

The Board of Directors has established an audit committee in 2002. For the year ended 31 December 2004, the audit committee was composed of Mr. Yang Xuefeng, who was elected as Chairman, and Mr. Zhang Yanning and Mr. Liu Haiyan. All of its members are the independent non-executive Directors of the Company. The audit committee is responsible for the review and supervision of the Company’s financial reporting process and internal controls as set out in the Code of Best Practice. For the year ended 31 December 2004, the audit committee held two meetings. The audit committee, together with the management of the Company, has reviewed the accounting policies adopted by the Company, and has discussed the contents of the auditing, internal supervising and the financial statements.

The Company has received from each of its independent non-executive Directors an annual confirmation of his independence, pursuant to Rule 3.13 of the Listing Rules. The Company hereby considers its independent non-executive Directors to be independent.

REPORT OF THE BOARD OF DIRECTORS

Impact of the Recent Economic Development

Unstable factors inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company in the near future. Nevertheless, the Company believes that the steady growth of China’s economy will undoubtedly lead to a further increase in the demands for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company.

Trust Deposits

As of 31 December 2004, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any difficulty with respects to withdrawing its deposits.

Public Float

As at 23 April 2005, being the latest practicable date prior to the issue of this annual report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has sufficient public float in compliance with Rule 8.08 of the Listing Rules.

By Order of the Board of Directors

Wang Yongjian

Chairman

28 April 2005, Beijing, the PRC

REPORT OF THE BOARD OF SUPERVISORS

To all shareholders:

For the year ended 31 December 2004, all staff of the Board of Supervisors has complied with the PRC Company Law, the regulations associated therewith, and the Company’s Articles of Association and has performed its duties as set forth in the Company’s Articles of Association, to protect the Company’s interest and the interest of the Company’s shareholders.

In 2004, confronted with ever changing world structure and market conditions, the management of the Company, through calm observation, and based on its own characteristics, took effective measures to unite and lead the staff to contribute their efforts and fully elaborate the competitive edges of the Company to seize market opportunities, resulting in a significant increase in the results of the Company. The Board of Supervisors, in view of the new changes in the market supervision process, strengthened its supervising and managing efforts by attending the Board of Directors’ meetings and participating in the management’s decision-making process. In addition, the Board of Supervisors implemented effective supervision of the Company’s daily production and operational activities. The Board of Supervisors regularly reviews the Company’s financial statements and accounts and believes that the Company has prepared the financial statements and accounts accurately, comprehensively and in a timely manner. So far as the Board of Supervisors is aware, there are no inappropriate disclosures in the financial statements and accounts.

Mr. Shang Bo Chairman of the Board of Supervisors

The Board of Supervisors supervised the Directors and other executive officers in the performance of their duties. The Board of Supervisors believes that all Directors and other executive officers have performed their duties in accordance with the principles of honesty and trustworthiness, and acted in the best interests of the Company. So far as the Board of Supervisors is aware, and apart from as is disclosed in announcements, during the Reporting Period, the Directors and other executive officers have complied with the relevant regulations set out in Appendix 14 of the Listing Rules and relevant regulations of China Securities Regulatory Commission and have not violated any laws, regulations or the Company’s Articles of Association.

The Board of Supervisors has conducted a comprehensive analysis of the financial statements of the Company. The Board of Supervisors believes that during the Reporting Period, the operating results of the Company reflected its true business position and that all expenses and costs were reasonable.

The Board of Supervisors has always received strong support in its work from all shareholders, the Board of Directors and the entire staff of the Company. The Board of Supervisors wishes to express its deepest appreciation to all parties concerned.

By Order of the Board of Supervisors

Shang Bo

Chairman of the Board of Supervisors

28 April 2005, Beijing, the PRC

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Executive Directors

WANG Yongjian, aged 45, is the Chairman of the Company. Mr. Wang joined Yanshan Company in 1982 and has served in various capacities including Director of the No. 3 Chemical Plant. Mr. Wang served as the Deputy General Manager of Yanshan Company from February 2000 to April 2002 and has been serving as the General Manager since April 2002. During the period from June 2000 to June 2003, Mr. Wang was appointed as Director of the second session of the Board of the Company, and was re-elected as Director of the third session of the Board of the Company in June 2003. In July 2004, Mr. Wang was elected Chairman of the Board of the Company. Mr. Wang graduated from the East China Petroleum Institute and has a Master’s degree in Business Administration from Dalian University of Technology.

YANG Qingyu, aged 58, is the Vice Chairman of the Company. Mr. Yang joined Yanshan Company in 1970, serving in various capacities, and became Deputy General Manager of Yanshan Company in February 1993. From April 1997 to date, Mr. Yang has served as Director of the first, second, and third sessions of the Board of the Company in succession, and as the Vice Chairman of the Company from August 2002 to the present. Mr. Yang graduated from Tianjin University.

XU Hongxing, aged 46, is the General Manager of the Company. Mr. Xu joined Yanshan Company in 1982 and has served in various capacities including Deputy Director of the Synthetic Rubber Unit. Mr. Xu served as the Deputy General Manager of Yanshan Company from February 2000 to April 2002. From August 2002 to date, he has held the post of the General Manager of the Company. He also served as Director of the second session of the Board of the Company during the period from June 2000 to June 2003, and was re-elected as Director of the third session of the Board of the Company in June 2003. Mr. Xu graduated from Tianjin University and has a Master’s degree in Business Administration from People’s University of China.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Non-executive Directors

WANG Yuying, aged 58, joined Yanshan Company in 1970 and has served in various capacities. She has served as the Secretary of the Communist Party Committee of Yanshan Company and Vice chairman of Yanshan Company from February 2000 to the present. Since April 1997, Ms. Wang has also been elected in succession as Director of the first, second, and third sessions of the Board of the Company. Ms. Wang graduated from People’s University of China with a master’s degree in the administration of industrial enterprises.

WANG Ruihua, aged 57, joined Yanshan Company in 1969 and has served in various capacities. Mr. Wang served as Chairman of the Trade Union of the Yanshan Company from May 1996 to February 2000, and became Deputy General Manager of Yanshan Company in February 2000. Since April 1997, he has also been elected in succession as Director of the first, second, and third sessions of the Board of the Company. Mr. Wang graduated from Beijing Junior College of Petro-Chemical Engineering and Beijing Economics Institute.

CUI Guoqi, aged 51, joined Yanshan Company in 1969 and has served in various capacities. Mr. Cui was appointed as Chairman of the Trade Union of the Yanshan Company in February 2000. Mr. Cui had served as Director of the second session of the Board of the Company from June 2000 to June 2003, and was re-elected as Director of the third session of the Board of the Company in June 2003. Mr. Cui graduated from the People’s University of China with a Master’s degree in Business Administration.

XIANG Hanyin, aged 50, joined the Chemicals Department of Sinopec Corp. in January 2000 as Deputy Director, served as Director of the second session of the Board of the Company from March 2002 to June 2003, and was re-elected as Director of the third session of the Board of the Company in June 2003. Mr. Xiang graduated from Nanjing Chemical Institute.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Independent Non-executive Directors

ZHANG Yanning, aged 78, has served in various governmental offices, holding positions such as Vice Minister of the State Economic Commission, Deputy Director of the Production Committee of the State Council, Deputy Chief of the Economic and Trade Office of the State Council, member of the Finance and Economic Affairs Committee of the National People’s Congress. Since 1979, Mr. Zhang has served as the Secretary General of the China Enterprise Management Association, Director General of the China Enterprise Confederation and Executive Vice President of the China Enterprise Confederation. Mr. Zhang served as Director of the second session of the Board of the Company from June 2000 to June 2003, and was re-elected as Director of the third session of the Board of the Company in June 2003. Mr. Zhang graduated from the Dalian Engineering Institute.

LIU Haiyan, aged 63, joined Yanshan Company in 1969 and has served various capacities, including Director of the Oil Refinery Plant and General Manager of the Yanshan Company. Mr. Liu has served as the Vice Mayor of Beijing Municipality since January 1998, and Chairman of the Board of Huaxia Bank, a leading PRC domestic bank with its headquarter located in Beijing, PRC, since April 2003. Mr. Liu was elected Director of the third session of the Board of the Company in June 2003. Mr. Liu graduated from Xi’an Petroleum Institute and has obtained a master’s degree from Beijing Petroleum Institute.

YANG Xuefeng, aged 66, joined Sinopec in 1984 and has served various capacities including Deputy Director of the Department of Production Management and Deputy Director of the Planning Department. Mr. Yang served as Director of the second session of the Board of the Company from March 2002 to June 2003, and was re-elected as Director of the third session of the Board of the Company in June 2003. Mr. Yang graduated from the Beijing Petroleum Institute.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Supervisors

SHANG Bo, aged 57, is the Chairman of the Company’s Board of Supervisors. Mr. Shang joined Yanshan Company in 1969 and has served in various capacities. From May 1996 to date, Mr. Shang has served as Deputy Secretary of the Communist Party Committee of Yanshan Company. Mr. Shang has been both a Supervisor and the Chairman of the first, second and third sessions of the Supervisory Board of the Company since April 1997. Mr. Shang graduated from Lanzhou Petroleum School and Beijing Municipal Management Executive Training Institute.

REN Jinxiang , aged 57, joined Yanshan Company in 1969 and has served in various capacities. Mr. Ren has served as Deputy Chairman of the Trade Union of Yanshan Company since July 2002, and was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Mr. Ren graduated from the Self-taught Examinations Program of Beijing Higher Education and majored in executive management.

WANG Guifen, aged 52, joined Yanshan Company in 1971 and has served in various capacities. Ms. Wang served as Deputy Secretary of the Disciplinary Inspection Committee of Yanshan Company from April 1998 to November 2004, and Director of the Supervision Department of Yanshan Company from July 2002 to November 2004. Ms. Wang was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Ms. Wang graduated from the People’s University of China.

WANG Shulan, aged 50, joined Yanshan Company in 1971 and has served in various capacities. Ms. Wang served as Deputy Chief of the Accounting Office of Yanshan Company from March 1998 to July 2000, and Director of the Auditing Department of Yanshan Company from July 2000 to November 2004. Ms. Wang was a Supervisor of the second session of the Supervisory Board of the Company from June 2000 to June 2003, and was re-elected as a Supervisor of the third session of the Supervisory Board of Beijng Yanhua in June 2003. Ms. Wang graduated from the People’s University of China.

LIU Changwei, aged 47, joined Yanshan Company in 1983 and has served in various capacities. Mr. Liu became Chief of the Management Committee of the Company’s No. 1 Chemical Plant in July 2002, and was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Mr. Liu graduated from Fushun Petroleum Institute.

RONG Guozhong, aged 47, joined Yanshan Company in 1976 and has served in various capacities. Mr. Rong became Chairman of the Trade Union of Yanshan Company’s Polypropylene Department in August 2002, and was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Mr. Rong graduated from the People’s University of China.

ZHANG Jianjun, aged 53, joined Yanshan Company in 1971 and has served in various capacities including Deputy Secretary of the Disciplinary Inspection Committee of Yanshan Company. Ms. Zhang became Deputy Director of the Supervision Department of CPC in January 2000, and was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Ms. Zhang graduated from Tianjin University.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Supervisors (Continued)

GENG Dianming, aged 58, joined Yanshan Company in 1978 and has served in various capacities. Since 1993, he has also served as Chief Accountant in Zhonglei Accounting Firm Beijing Office (previously known as Beijing Zhongyan Accounting Firm), a PRC domestic accounting firm with its headquarters located in Beijing, PRC. Mr. Geng was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Mr. Geng graduated from the Graduate School of China Academy of Social Sciences.

ZHAO Shaohua, aged 65, joined Yanshan Company in 1970 and has served in various capacities including Chief Accountant of Yanshan Company from June 1996 to February 2000. Mr. Zhao was elected a Supervisor of the third session of the Supervisory Board of the Company in June 2003. Mr. Zhao graduated from Xuzhou Normal College.

Other Executive Officers

ZHAO Qichao, aged 44, is the Deputy General Manager of the Company. Mr. Zhao joined Yanshan Company in 1983, and has served in various capacities including Director of the No.2 Chemical Plant of the Company since May 1997. Mr. Zhao became Deputy General Manager of the Company in August 2002. Mr. Zhao graduated from the Second Branch of Beijing Chemical Institute.

GUO Hong, aged 41, is the Chief Financial Officer of the Company. Mr. Guo joined Yanshan Company in 1982 and has served various capacities including Deputy Director of the Financial Department of the Company from August 1999 to July 2002. Mr. Guo became Deputy Chief Accountant and Financial Director General of the Company in August 2002. Mr. Guo graduated from Wuhan University of Industry with a Master’s degree.

ZHOU Quansheng, aged 36, is Secretary of the Board of the Company. Mr. Zhou joined Yanshan Company in 1990 and has served in various capacities including his current positions as Head of the Secretariat of the Board of Directors since July 2000 and Secretary to the Board of Directors of the Company since April 2003. Mr. Zhou graduated from Zhejiang University and obtained a Master’s degree in Business Administration from the Dalian University of Technology.

None of the Directors, supervisors and senior management of the Company has any relationship with any other Directors, supervisors and senior management of the Company. None of the Directors and supervisors of the Company has held any interests of the Company as defined in Part XV of the Securities and Futures Ordinance.

AUDITORS’ REPORT

To the shareholders of

Sinopec Beijing Yanhua Petrochemical Company Limited

(Established in the People’s Republic of China with limited liability)

We have audited the financial statements on pages 37 to 67 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2004 and of the Company’s profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China, 28 April 2005

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

(Amounts in thousands, except per share data)

		2004	2003
	Note	RMB	RMB
Turnover	3	17,939,821	11,473,928
Cost of sales		(12,758,732)	(9,723,562)

Gross profit		5,181,089	1,750,366
Selling, general and administrative expenses		(785,300)	(721,418)
Other operating income		44,052	73,243
Other operating expenses		(93,087)	(59,148)

Profit from operations		4,346,754	1,043,043
Net financing costs	4(a)	(89,500)	(165,936)

Profit from ordinary activities before taxation	4	4,257,254	877,107
Income tax expense	5	(1,361,395)	(243,222)

Profit attributable to shareholders		2,895,859	633,885

Dividends attributable to the year	7
Final dividend proposed after the balance sheet date		—	168,700

Basic earnings per share	8	0.86	0.19

The notes on pages 42 to 67 form part of these financial statements.

BALANCE SHEET

AT 31 DECEMBER 2004

(Amounts in thousands)

		2004	2003
	Note	RMB	RMB
Non-current assets
Property, plant and equipment	9	6,680,972	7,388,120
Deferred tax assets	10	351,337	334,167

Total non-current assets		7,032,309	7,722,287

Current assets
Inventories	11	1,204,632	1,011,328
Trade receivables	12	136,685	207,686
Bills receivable	12	728,246	215,435
Prepayments and other current assets	13	187,015	157,128
Cash and cash equivalents		851,679	231,447

Total current assets		3,108,257	1,823,024

Current liabilities
Trade payables	14	15,683	169,800
Bills payable	14	—	30,000
Accruals and other payables	15	554,579	529,762
Income tax payable		170,275	128,964
Bank loans	17	109,203	1,088,401
Loans from parent companies and fellow subsidiaries	18	—	100,000

Total current liabilities		849,740	2,046,927

Net current assets/(liabilities)		2,258,517	(223,903)

Total assets less current liabilities		9,290,826	7,498,384

Non-current liabilities
Bank loans	17	704,153	1,596,359
Deferred tax liabilities	10	203,682	246,193

Total non-current liabilities		907,835	1,842,552

Net assets		8,382,991	5,655,832

Shareholders’ equity
Share capital	19	3,374,000	3,374,000
Share premium		774,630	774,630
Reserves	20	586,927	82,567
Retained earnings	20(e)	3,647,434	1,424,635

		8,382,991	5,655,832

Approved and authorised for issue by the board of directors on 28 April 2005.

Wang Yongjian	Guo Hong
Chairman	Chief Financial Officer

The notes on pages 42 to 67 form part of these financial statements.

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

(Amounts in thousands)

		2004	2003
	Note	RMB	RMB
Cash flows from operating activities
Cash generated from operations	(a)	4,652,759	1,926,959
Interest paid		(72,330)	(152,424)
Income tax paid		(1,379,765)	(157,939)

Net cash from operating activities		3,200,664	1,616,596

Cash flows from investing activities
Acquisition of property, plant and equipment		(445,999)	(356,334)
Interest received		4,147	2,391
Proceeds from disposal of property, plant and equipment		1,524	5,344

Net cash used in investing activities		(440,328)	(348,599)

Cash flows from financing activities
Proceeds from bank loans		802,080	2,765,665
Repayments of bank loans		(2,673,484)	(3,784,850)
Repayments of loans from parent companies and fellow subsidiaries		(100,000)	(280,000)
Dividend paid		(168,700)	—

Net cash used in financing activities		(2,140,104)	(1,299,185)

Net increase/(decrease) in cash and cash equivalents		620,232	(31,188)
Cash and cash equivalents at beginning of year		231,447	262,635

Cash and cash equivalents at end of year		851,679	231,447

The notes on pages 42 to 67 form part of these financial statements.

NOTES TO THE CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

(Amounts in thousands)

(a)	Reconciliation of profit from ordinary activities before taxation to cash generated from operations:

	2004	2003
	RMB	RMB
Profit from ordinary activities before taxation	4,257,254	877,107

Adjustments for:
Depreciation	931,603	890,779
Loss on disposal of property, plant and equipment, net	47,482	18,984
Interest income	(4,147)	(2,391)
Interest expense	69,730	142,824
(Increase)/decrease in trade and bills receivables	(441,810)	95,082
Increase in inventories	(193,304)	(26,209)
Decrease in prepayments and other current assets	59,036	105,282
Decrease in trade and bills payables	(184,117)	(80,385)
Increase/(decrease) in accruals and other payables	111,032	(94,114)

Cash generated from operations	4,652,759	1,926,959

The notes on pages 42 to 67 form part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2004

(Amounts in thousands)

	Share capital	Share premium	Reserves	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB
At 1 January 2003	3,374,000	774,630	12,908	860,409	5,021,947

Profit attributable to Shareholders	—	—	—	633,885	633,885
Appropriations	—	—	104,452	(104,452)	—
Revaluation surplus realised	—	—	(34,793)	34,793	—

At 31 December 2003	3,374,000	774,630	82,567	1,424,635	5,655,832

At 1 January 2004	3,374,000	774,630	82,567	1,424,635	5,655,832

Profit attributable to Shareholders	—	—	—	2,895,859	2,895,859
Appropriations	—	—	573,392	(573,392)	—
Dividend	—	—	—	(168,700)	(168,700)
Revaluation surplus realised	—	—	(69,032)	69,032	—

At 31 December 2004	3,374,000	774,630	586,927	3,647,434	8,382,991

The notes on pages 42 to 67 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

1. ORGANISATION AND PRINCIPAL ACTIVITIES

Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) was incorporated as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group” or “Ultimate Parent Company”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec” or “Immediate Parent Company”). In accordance with the reorganization agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

(b) Basis of preparation

These financial statements are prepared on the historical cost convention as modified by the revaluation of property, plant and equipment as stated in accounting policy (d). The accounting policies have been consistently applied by the Company.

The International Accounting Standards Board has issued a number of new and revised IFRS and IAS (“new IFRS”) which are effective for accounting periods beginning on or after 1 January 2005. The Company has not early adopted these new IFRS in the financial statements for the year ended 31 December 2004. The Company has commenced an assessment of the impact of these new IFRS but is not yet in a position to state whether these new IFRS would have a significant impact on its results of operations and financial position.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Translation of foreign currencies

The functional and reporting currency of the Company is Renminbi. Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Translation of foreign currencies (continued)

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment are capitalised during the construction period to the extent that they are regarded as an adjustment to interest costs. All other exchange differences are dealt with in the income statement.

(d) Property, plant and equipment

(i)	Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (refer to accounting policy (j)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 9), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer to accounting policy (j)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction.

Capitalisation of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(ii)	Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

(iii)	Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment after taking into account the asset’s estimated residual value. The estimated useful lives are as follows:

Buildings	20-40 years
Plant, machinery and equipment	4-20 years
Motor vehicles	8 years
Office equipment and others	5-30 years

No depreciation is provided in respect of construction in progress.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f) Trade and other receivables

Trade and other receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(g) Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months at time of purchases. Cash equivalents are stated at cost, which approximates fair value.

(h) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(i) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the customer accepts the goods and the significant risks and rewards of the ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment loss

The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

The Company assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(k) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(l) Operating leases

Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

(m) Net financing costs

Net financing costs comprise interest expense on borrowings, interest income from bank deposits, foreign exchange gains and losses, and other related costs incurred in connection with borrowings.

Interest income from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the applicable rate.

Interest and other related costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

(o) Retirement benefits

The contributions payable under the Company’s retirement scheme are charged to the income statement as incurred and according to the contribution determined by the scheme. Further information is set out in Note 21.

(p) Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rate. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

3. TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

(a)	Net financing costs

	2004	2003
	RMB’000	RMB’000
Interest expense	72,330	152,424
Less: Amount capitalised as construction in progress*	(2,600)	(9,600)

Interest expense, net	69,730	142,824
Interest income	(4,147)	(2,391)
Foreign exchange loss, net	292	8
Others	23,625	25,495

	89,500	165,936

*	Borrowing costs have been capitalised at a rate of between 1.62% to 5.31% (2003: 1.67% to 5.31%) per annum for construction in progress.

(b)	Other items

	2004	2003
	RMB’000	RMB’000
Cost of inventories#	12,758,732	9,723,562
Depreciation#	931,603	890,779
Repairs and maintenance expenses#	488,742	382,281
Research and development costs	51,033	79,036
Staff costs#
—Wages and salaries, welfare and other costs	470,990	334,621
—Contributions to defined contribution retirement scheme	56,801	42,674
Auditors’ remuneration	3,477	2,980
Operating lease expenses in respect of machinery and equipment	14,688	15,504

#	Cost of inventories includes RMB 1,744,975,000 (2003: RMB 1,483,608,000) relating to staffcosts, depreciation, repairs and maintenance expenses, which amount is also included in the respective total amounts disclosed separately.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

5. INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	2004	2003
	RMB’000	RMB’000
Provision for PRC income tax for the year	1,421,076	286,903
Deferred taxation (Note 10)	(59,681)	(43,681)

	1,361,395	243,222

The provision for PRC income tax is calculated at the rate of 33% (2003: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

A reconciliation of the expected income tax with the actual income tax expense is as follows:

	2004	2003
	RMB’000	RMB’000
Profit from ordinary activities before taxation	4,257,254	877,107

Expected PRC income tax at a statutory tax rate of 33%	1,404,894	289,445
Non-deductible expenses	2,765	240
Tax credit for capital expenditure (Note (a))	(46,264)	(36,858)
Non-taxable items	—	(9,605)

Income tax expense	1,361,395	243,222

Note (a):	Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax credit of RMB 46,264,000 (2003: RMB 36,858,000) during the year which is determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

6.	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments are as follows:

Name	Basic salaries and allowance		Bonus		Retirement scheme contributions		Others		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	(Amounts in RMB’000)
Directors:
Du Guosheng#	36	73	31	147	7	13	4	3	78	236
Wang Yongjian#	36	—	150	—	7	—	7	—	200	—
Yang Qingyu	64	60	147	134	14	12	9	3	234	209
Xu Hongxing	61	59	143	133	14	13	9	3	227	208
Wang Yuying	—	—	—	—	—	—	—	—	—	—
Wang Ruihua	—	—	—	—	—	—	—	—	—	—
Cui Guoqi	—	—	—	—	—	—	—	—	—	—
Xiang Hanyin	—	—	—	—	—	—	—	—	—	—

Independent directors:
Zhang Yanning	—	—	—	—	—	—	—	—	—	—
Liu Haiyan	—	—	—	—	—	—	—	—	—	—
Yang Xuefeng	—	—	—	—	—	—	—	—	—	—

Supervisors:
Shang Bo	—	—	—	—	—	—	—	—	—	—
Ren Jinxiang	—	—	—	—	—	—	—	—	—	—
Wang Guifen	—	—	—	—	—	—	—	—	—	—
Wang Shulan	—	—	—	—	—	—	—	—	—	—
Liu Changwei	51	34	154	83	6	11	4	2	215	130
Rong Guozhong	49	42	108	65	13	9	4	1	174	117
Zhang Jianjun	—	—	—	—	—	—	—	—	—	—
Geng Dianming	—	—	—	—	—	—	—	—	—	—
Zhao Shaohua	—	—	—	—	—	—	—	—	—	—

	297	268	733	562	61	58	37	12	1,128	900

#	Mr. Du Guosheng was resigned as executive director and chairman of the Company with effect from 10 July 2004. Mr. Wong Yongjian, a non-executive director, was re-designated as executive director and assume the role of chairman of the Company with effect from the same date.

No directors or supervisors received any fees during the years ended 31 December 2004 and 2003.

For the years ended 31 December 2004 and 2003, no emolument was paid to the directors or supervisors as an inducement to join or upon joining the Company or as compensation for loss of office. There was no arrangement under which a director or supervisor waived or agreed to waive any remuneration during the years ended 31 December 2004 and 2003.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

6.	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS (Continued)

(b)	Emoluments to the five highest paid individuals (including directors, supervisors and employees)

	2004	2003
	RMB’000	RMB’000
Basic salaries and allowance	270	292
Bonus	736	622
Retirement scheme contributions and others	95	75

	1,101	989

For the year ended 31 December 2004, the five highest paid individuals of the Company included three directors and one supervisor (2003: three directors), whose emoluments had been included in Note (a) above. Each of the highest paid individuals received less than HK$1,000,000.

For the years ended 31 December 2004 and 2003, no emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

7. DIVIDENDS

(a)	The Directors did not recommend the payment of a final dividend for the year ended 31 December 2004 (2003: RMB 0.05 per share).

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	2004	2003
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.05 per share (2003: Nil)	168,700	—

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 June 2004, a final dividend of RMB 0.05 per share totalling RMB 168,700,000 in respect of the year ended 31 December 2003 was declared and paid on 2 July 2004.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

8. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 2,895,859,000 (2003: RMB 633,885,000) and the weighted average number of shares of 3,374,000,000 (2003: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2004 and 2003.

9. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant, Machinery and Equipment	Motor Vehicles	Office Equipment and Others	Construction in Progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation:
At 1 January 2004	1,072,222	13,194,226	120,249	857,093	68,052	15,311,842
Additions	—	4,412	—	—	293,740	298,152
Transfer in/(out)	12,003	179,554	6,991	22,074	(220,622)	—
Disposals	(34,851)	(610,892)	(11,440)	(75,753)	—	(732,936)
Reclassification	6,443	(7,684)	—	1,241	—	—

At 31 December 2004	1,055,817	12,759,616	115,800	804,655	141,170	14,877,058

Accumulated depreciation:
At 1 January 2004	(418,051)	(6,993,320)	(69,379)	(442,972)	—	(7,923,722)
Depreciation for the year	(45,467)	(816,363)	(9,253)	(60,520)	—	(931,603)
Written back on disposal	30,476	547,070	11,056	70,637	—	659,239
Reclassification	396	(43)	—	(353)	—	—

At 31 December 2004	(432,646)	(7,262,656)	(67,576)	(433,208)	—	(8,196,086)

Net book value:
At 31 December 2004	623,171	5,496,960	48,224	371,447	141,170	6,680,972

At 31 December 2003	654,171	6,200,906	50,870	414,121	68,052	7,388,120

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

The property, plant and equipment of the Company were valued by a firm of qualified independent valuers on 23 April 1997, using the depreciated replacement costs and open market value approach. The valuation was performed in compliance with the PRC laws and regulations as part of the Reorganisation. As a result of the appraisal, an increase in value of the property, plant and equipment of approximately RMB 989 million was recorded as of 23 April 1997. The land use rights in respect of land located in the PRC granted in 1997 for a period of 50 years from the date of grant are stated at their historical costs less accumulated amortisation and impairment losses.

In accordance with IAS 16 Property, Plant and Equipment, subsequent to this revaluation, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed at 31 December 2004, which was based on depreciated replacement costs, the carrying amounts of property, plant and equipment did not differ materially from their fair values.

10. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

	2004	2003
	RMB’000	RMB’000
Deferred tax assets:
Current
Provision for receivables	91,354	77,793
Provision for inventories	30,437	21,404
Non-current
Land use rights	229,546	234,970

	351,337	334,167

Deferred tax liabilities:
Non-current
Property, plant and equipment	(139,146)	(166,074)
Accelerated depreciation	(41,394)	(55,581)
Interest capitalisation	(23,142)	(24,538)

	(203,682)	(246,193)

Net deferred tax assets	147,655	87,974

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

10. DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2004	Recognised in income statement	Balance at 31 December 2004
	RMB’000	RMB’000	RMB’000
Current
Provision for receivables	77,793	13,561	91,354
Provision for inventories	21,404	9,033	30,437

Non-current
Land use rights	234,970	(5,424)	229,546
Property, plant and equipment	(166,074)	26,928	(139,146)
Accelerated depreciation	(55,581)	14,187	(41,394)
Interest capitalisation	(24,538)	1,396	(23,142)

Net deferred tax assets	87,974	59,681	147,655

11. INVENTORIES

	2004	2003
	RMB’000	RMB’000
Raw materials	405,440	361,463
Work in progress	336,388	207,272
Finished goods	207,964	184,498
Spare parts and consumables	347,072	322,955

	1,296,864	1,076,188
Less: Allowance for diminution in value of inventories	(92,232)	(64,860)

	1,204,632	1,011,328

At 31 December 2004, the Company had inventories, other than spare parts and consumables, carried at net realisable value with carrying amount of RMB 56,983,000 (2003: RMB 70,320,000).

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

12. TRADE RECEIVABLES AND BILLS RECEIVABLE

	2004	2003
	RMB’000	RMB’000
Trade receivables
—Third parties	261,429	309,071
—Parent companies and fellow subsidiaries (Note 16)	116,705	98,715
Less: Allowance for doubtful accounts	(241,449)	(200,100)

Subtotal	136,685	207,686

Bills receivable
—Third parties	720,771	213,435
—Parent companies and fellow subsidiaries (Note 16)	7,475	2,000

Subtotal	728,246	215,435

Total	864,931	423,121

The ageing analysis of trade receivables and bills receivable is as follows:

Within one year	807,561	299,219
Between one and two years	30,513	85,399
Between two and three years	63,224	24,505
Over three years	205,082	214,098
Less: Allowance for doubtful accounts	(241,449)	(200,100)

	864,931	423,121

Sales are generally on a cash term. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

13. PREPAYMENTS AND OTHER CURRENT ASSETS

	2004	2003
	RMB’000	RMB’000
Other receivables
—Third parties	42,734	74,753
—Parent companies and fellow subsidiaries (Note 16)	118,690	88,198
Less: Allowance for doubtful accounts	(35,380)	(35,633)

Subtotal	126,044	127,318

Prepayments
—Third parties	11,468	13,002
—Parent companies and fellow subsidiaries (Note 16)	49,503	16,808

Subtotal	60,971	29,810

Total	187,015	157,128

14. TRADE PAYABLES AND BILLS PAYABLE

	2004	2003
	RMB’000	RMB’000
Trade payables
—Third parties	709	34,918
—Parent companies and fellow subsidiaries (Note 16)	14,974	134,882

Subtotal	15,683	169,800

Bills payable
—Parent companies and fellow subsidiaries (Note 16)	—	30,000

Total	15,683	199,800

The ageing analysis of trade payables and bills payable is as follows:

Due within three months or on demand	14,974	199,374
Due after three months and within six months	—	—
Due after six months	709	426

	15,683	199,800

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

15. ACCRUALS AND OTHER PAYABLES

	2004	2003
	RMB’000	RMB’000
Receipts in advance
—Third parties	193,373	143,003
—Parent companies and fellow subsidiaries (Note 16)	10,161	3,099

Subtotal	203,534	146,102
Amounts due to parent companies and fellow subsidiaries (Note 16)	70,020	38,827
Accrued expenses	183,552	302,156
Others	97,473	42,677

	554,579	529,762

16. AMOUNTS DUE FROM/TO PARENT COMPANIES AND FELLOW SUBSIDIARIES

Amounts due from/to parent companies and fellow subsidiaries are unsecured, interest free with no fixed repayment terms and arose in the ordinary course of business (See Note 22).

17. BANK LOANS

Bank loans are unsecured and are repayable as follows:

	2004	2003
	RMB’000	RMB’000
Between two to five years	—	887,166
Between one to two years	704,153	709,193

Subtotal	704,153	1,596,359

Within one year
Current portion of long-term loans	9,203	18,401
Short-term loans	100,000	1,070,000

Subtotal	109,203	1,088,401

Total	813,356	2,684,760

Short-term loans are unsecured loans without guarantee and repayable in full when due. The Company’s weighted average interest rate on short-term loans was 4.64% (2003: 4.82%).

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

17. BANK LOANS (Continued)

Long-term bank loans comprise:

	Interest rate	2004	2003
		RMB’000	RMB’000
US Dollar denominated:
Due in 2006	Libor+0.5% Floating rate quoted by the PBOC	704,153	887,166
Payable semi-annually through 2005	Libor+1%	9,203	27,594
Renminbi denominated:
Due in 2005	Fixed at 4.94%	—	700,000

Total long-term loans outstanding		713,356	1,614,760
Less: Amounts due within one year		(9,203)	(18,401)

Amounts due after one year		704,153	1,596,359

18. LOANS FROM PARENT COMPANIES AND FELLOW SUBSIDIARIES

Loans from parent companies and fellow subsidiaries are unsecured and are repayable on demand as follows:

	2004	Interest rate	2003
	RMB’000		RMB’000
Loan from Sinopec	—	Interest free Floating rate quoted by the PBOC	30,000
Loan from Sinopec Group	—		70,000

	—		100,000

19. SHARE CAPITAL

	2004	2003
	RMB’000	RMB’000
Registered, issued and fully paid
2,362,000,000 domestic shares of RMB 1.00 each	2,362,000	2,362,000
1,012,000,000 H shares of RMB 1.00 each	1,012,000	1,012,000

	3,374,000	3,374,000

All the H shares and domestic shares rank pari passu in all material respects. Domestic shares are those issued to Yanshan Company in the PRC for the net assets transferred to the Company in connection with the Reorganisation. H shares are those issued to investors outside the PRC and traded on the Hong Kong Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

20. RESERVES

	Statutory surplus reserve	Statutory public welfare fund	Capital reserve	Revaluation reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (b)	Note (c)	Note (d)
At 1 January 2003	111,909	111,908	(951,146)	740,237	12,908
Appropriations	52,226	52,226	—	—	104,452
Revaluation surplus realized	—	—	—	(34,793)	(34,793)

At 31 December 2003	164,135	164,134	(951,146)	705,444	82,567

At 1 January 2004	164,135	164,134	(951,146)	705,444	82,567
Appropriations	286,696	286,696	—	—	573,392
Revaluation surplus realized	—	—	—	(69,032)	(69,032)

At 31 December 2004	450,831	450,830	(951,146)	636,412	586,927

Notes:

(a)	According to the Company’s Articles of Association, the net profit for the year can only be appropriated after offsetting the previous years’ losses, if any, as determined in accordance with the PRC Accounting Rules and Regulations.

(b)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2004, the Company transferred RMB 286,696,000 (2003: RMB 52,226,000), being 10% of the current year’s net profit after offsetting the previous years’ losses determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

20. RESERVES (Continued)

(c)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

For the year ended 31 December 2004, the directors authorised a transfer of RMB 286,696,000 (2003: RMB 52,226,000), subject to shareholders’ approval, being 10% of the current year’s net profit after offsetting the previous years’ losses determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(d)	The capital reserve represents the difference between the total amount of the par value of shares issued to Yanshan Company and the amount of the net assets received from Yanshan Company in connection with the Reorganisation.

(e)	According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2004, the amount of retained profits available for distribution was RMB 2,542,681,000 (2003: RMB 417,808,000), being the amount determined in accordance with the PRC Accounting Rules and Regulations. The Directors do not recommend the payment of a final dividend for the year ended 31 December 2004 (2003: RMB 168,700,000).

21. RETIREMENT SCHEME

The Company’s full-time employees are covered by a state-sponsored pension scheme, and are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement scheme at a rate of 20% (2003: 20%) of the employees’ salaries. The Company provides no retirement benefits other than the contributions described above.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

22. RELATED PARTY TRANSACTIONS

A significant portion of the transactions undertaken by the Company is with, and on terms determined by Sinopec Group and Sinopec and its affiliates.

The following is a summary of significant related party transactions with Sinopec Group and Sinopec and its affiliates:

	2004	2003
	RMB’000	RMB’000
Sale of goods	2,862,045	1,594,649
Purchase of inventories	9,391,593	6,226,765
Utilities provided to the Company	1,180,899	1,025,145
Social services (environmental protection, employee housing, health care, education, public security and other ancillary services) provided to the Company	115,293	115,093
Construction and repair services provided to the Company	14,183	52,776
Miscellaneous expenses paid on behalf of the Company	70,000	—
Interest expense paid	1,164	5,528
Interest income received	604	218
Technological development expenses paid	1,688	30,000
Technological development fees received	—	23,130
Insurance premium paid	40,650	40,030
Insurance premium received	12,416	8,735
Sale of property, plant and equipment	24,691	8,844
Agency fee	19,272	—

In accordance with the supply agreement, Sinopec and its affiliates provide materials and services to the Company at state or market prices, and the Company provides products to Sinopec and its affiliates at state or market prices.

Interest income received represents interest from deposits placed with Sinopec Group and its affiliates. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2004 was RMB 142,589,484 (2003: RMB 864,578).

The Company maintains insurance coverage on its properties, facilities and inventories with Sinopec Group. Insurance premium is paid on a semi-annual basis and is determined on a percentage of the book value of the covered assets. The Company has no obligations to the insurance scheme maintained by Sinopec Group other than the payment of insurance premiums.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

22. RELATED PARTY TRANSACTIONS (Continued)

At 31 December 2004, guarantees provided by Sinopec Group and its affiliates in respect of the Company’s long-term bank loans which consisted of loans of USD 86,190,529 (2003: USD88,412,529).

The directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, all of which have been reviewed and approved by the independent non-executive directors.

23. SEGMENT INFORMATION

All of the Company’s production and sales operations are conducted in the PRC.

The Company’s reportable business segments include resins and plastics, synthetic rubber, basic organic chemical products and others. The resins and plastics unit manufactures and sells petrochemical products including LDPE, polypropylene, HDPE, polyester chips and polystyrene. The synthetic rubber unit manufactures and sells cis-polybutadiene and SBS rubber. The basic organic chemical products unit manufactures and sells organic chemical products including phenol, acetone, ethylene glycol, ethylene and propylene. The others segment includes miscellaneous petrochemical products not classified in the above three business segments.

The reportable business segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

The Company evaluates the performance and allocates resources to its operating segments on a gross profit basis. The accounting policies of the Company’s segments are the same as those described in the Significant Accounting Policies (see Note 2).

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

23. SEGMENT INFORMATION (Continued)

	2004	2003
	RMB’000	RMB’000
External sales
Resins and Plastics	9,621,409	6,332,332
Synthetic Rubber	2,594,692	1,923,773
Basic Organic Chemical Products	4,859,694	2,700,036
Others	864,026	517,787

Total external sales	17,939,821	11,473,928

Cost of sales
Resins and Plastics	(6,726,852)	(5,575,377)
Synthetic Rubber	(1,913,125)	(1,474,901)
Basic Organic Chemical Products	(3,511,425)	(2,172,872)
Others	(607,330)	(500,412)

Total cost of sales	(12,758,732)	(9,723,562)

Segment gross profit
Resins and Plastics	2,894,557	756,955
Synthetic Rubber	681,567	448,872
Basic Organic Chemical Products	1,348,269	527,164
Others	256,696	17,375

Total segment gross profit	5,181,089	1,750,366
Selling, general and administrative expenses	(785,300)	(721,418)
Net financing costs	(89,500)	(165,936)
Other operating income	44,052	73,243
Other operating expenses	(93,087)	(59,148)

Profit from ordinary activities before taxation	4,257,254	877,107
Income tax expense	(1,361,395)	(243,222)

Profit attributable to shareholders	2,895,859	633,885

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

23. SEGMENT INFORMATION (Continued)

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consist primarily of cash and cash equivalents, deferred tax assets and office equipment. “Unallocated liabilities” consist primarily of bank loans, loans from parent companies and fellow subsidiaries, income tax payable and deferred tax liabilities.

	2004	2003
	RMB’000	RMB’000
Segment assets
Resins and Plastics	4,658,196	4,918,531
Synthetic Rubber	1,230,891	1,289,174
Basic Organic Chemical Products	2,430,625	2,154,306
Others	395,525	431,422

Total segment assets	8,715,237	8,793,433
Unallocated assets	1,425,329	751,878

Total assets	10,140,566	9,545,311

Segment liabilities
Resins and Plastics	169,466	232,731
Synthetic Rubber	48,438	58,355
Basic Organic Chemical Products	100,143	98,095
Others	16,073	18,139

Total segment liabilities	334,120	407,320
Unallocated liabilities	1,423,455	3,482,159

Total liabilities	1,757,575	3,889,479

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

23. SEGMENT INFORMATION (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2004	2003
	RMB’000	RMB’000
Capital expenditure
Resins and Plastics	157,191	230,628
Synthetic Rubber	44,707	61,013
Basic Organic Chemical Products	82,194	90,281
Others	14,060	20,315

	298,152	402,237

Depreciation
Resins and Plastics	491,159	510,740
Synthetic Rubber	139,690	135,116
Basic Organic Chemical Products	256,824	199,934
Others	43,930	44,989

	931,603	890,779

24. COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Operating lease commitments

The Company leases machinery and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of these operating lease agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2004, the future minimum lease payments under non-cancellable operating leases are payable as follows:

	2004	2003
	RMB’000	RMB’000
Within one year	12,978	12,978

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

24. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

(b)	Capital commitments

At 31 December 2004, the Company had capital commitments as follows:

	2004	2003
	RMB’000	RMB’000
Authorised and contracted for	73,187	56,996
Authorised but not contracted for	52,371	196,330

	125,558	253,326

These capital commitments relate to the purchase or construction of production facilities.

25. FINANCIAL INSTRUMENTS

Financial assets of the Company include cash and cash equivalents, trade receivables, bills receivable and other receivables. Financial liabilities of the Company include bank loans, trade payables and other payables. The Company had no positions in derivative contracts that qualified or were designated as hedging instruments as at 31 December 2004 and 2003.

(a)	Interest rate risk

The interest rates and terms of repayment of loans of the Company are disclosed in Notes 17 and 18.

(b)	Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables, and other receivables represent the Company’s maximum exposure to credit risk in relation to financial assets.

The majority of the Company’s trade receivables relate to sales of chemical products to related parties and third parties operating in the chemical industries. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade receivables. The Company maintains an allowance for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total revenues.

No other financial assets carry a significant exposure to credit risk.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

25. FINANCIAL INSTRUMENTS (Continued)

(c)	Foreign currency risk

Substantially all of the revenue generating operations of the Company are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy or sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Company’s financial instrument, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Company’s financial statements and related notes. The estimated fair value amounts have been determined by the Company using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

25. FINANCIAL INSTRUMENTS (Continued)

The following table represents the carrying amounts and fair values of the Company’s long-term bank loans at 31 December 2004 and 2003.

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	704,153	704,153	1,596,359	1,596,359

The fair values of long-term bank loans are estimated by discounting future cash flows thereon using current market interest rates offered to the Company for debts with substantially the same characteristics and maturities.

The fair values of other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

26. POST BALANCE SHEET EVENT

The Company and Sinopec issued a joint announcement on 29 December 2004 regarding the proposed privatisation of the Company by Sinopec through Beijing Feitian Petrochemical Company Limited, a wholly owned subsidiary of Sinopec, by way of merger by absorption under Article 184 of the PRC Company Law. A composite document detailing the Company’s privatisation scheme was issued on 17 January 2005. Respective special general meetings were held by shareholders and independent shareholders of the Company on 4 March 2005, and passed the resolution to approve the proposed privatisation.

27. PARENT COMPANIES

The directors consider the immediate parent company and the ultimate parent company at 31 December 2004 to be Sinopec and Sinopec Group, respectively, which are incorporated in the PRC.

CORPORATE INFORMATION

REGISTERED NAME

ENGLISH NAME	Sinopec Beijing Yanhua Petrochemical Company Limited

LEGAL ADDRESS	No. 1 Beice, Yingfeng Erli, Yanshan Fangshan District Beijing, the PRC

PLACE OF BUSINESS IN HONG KONG	39/F, Gloucester Tower The Landmark, 11 Pedder Street Central, Hong Kong

COMPANY SECRETARY	Zhou, Quansheng

AUTHORISED REPRESENTATIVES	Xu, Hongxing Zhou, Quansheng

AUDITORS	KPMG 8/F., Prince’s Building 10 Chater Road Central, Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS

as to Hong Kong law and United States law:	Coudert Brothers
39/F., Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong

as to PRC law:	Haiwen & Partners
Room 1016,
No. 2, East Sanhuan Northern Road
Silver Tower
Chaoyang District
Beijing, the PRC

PRINCIPAL BANKERS	Industrial and Commercial Bank of China
Beijing, Yanshan Petrochemical Branch
General Building
Yingfeng Sanli, Fangshan District
Beijing, the PRC

China Construction Bank
Beijing, Yanshan Petrochemical Branch
No. 1 Yingfeng Erli, Fangshan District
Beijing, the PRC

Bank of China, Beijing Branch
8 Ya Bao Road, Chao Yang District
Beijing, the PRC

CORPORATE INFORMATION

HONG KONG SHARE REGISTRAR	Hong Kong Registrars Limited
17/F., Room 1712-16
Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY	The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

PLACES OF LISTING	H Shares:
The Stock Exchange of Hong Kong Limited
Share Code: 0325

ADSs:
The New York Stock Exchange, Inc.
Ticker Symbol: BYH

OTHER INFORMATION

The Company’s 2004 interim report was published in August 2004. Copies of the interim and annual reports will be available at:

The PRC:	Sinopec Beijing Yanhua Petrochemical
Company Limited
Secretariat to the Board of Directors
No. 1 Beice, Yingfeng Erli
Fangshan District
Beijing, the PRC
Tel : (8610) 6934-5924
Fax: (8610) 6934-5448

Hong Kong:	Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road
Wanchai, Hong Kong
Tel : (852) 2520-2201
Fax: (852) 2520-2241

The USA:	The Bank of New York
Investor Relation
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA

Toll Free TEL # for domestic callers:
1-888-BNY-ADRs